December 14, 2007
Mail Stop 6010
Ms. Lynn Dicker, Reviewing Accountant
Ms. Tara Harkins, Staff Accountant
Tim Buchmiller, Reviewing Attorney
Jay Mumford, Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Suntech Power Holdings Co., Ltd. Form 20-F for the fiscal year ended December 31, 2006 File No. 001-32689
Dear Ms. Dicker, Ms. Harkins, Mr. Buchmiller and Mr. Mumford:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 28, 2007 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) of Suntech Power Holdings Co., Ltd. (the “Company”).
     For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.
Form 20- F for the year ended December 31, 2006
Item 5. Operating and Financial Review and Prospects. page 36
Tabular Disclosure of Contractual Obligations, page 53
1.	We note that certain of your obligations disclosed in the contractual obligation table do not clearly reconcile to the information that you provided in your notes to the audited financial statements. For instance, you disclose that you have $8,467,019,000 in purchase obligations outstanding as of December 31, 2006; however, we note from page F-35 that you disclose that you have $8,216,407,000 in purchase obligations outstanding. Please revise your future filings to clearly reconcile the information provided within your contractual obligation table to the information provided within your notes to the audited financial statements.
The Staff’s comment is noted. The Company will revise its future filings to clearly reconcile the information provided within its contractual obligation table to the information provided within its notes to the audited financial statements.
A reconciliation from the purchase obligations outstanding as of December 31, 2006 to the future minimum obligation under long-term supply agreements as of December 31, 2006 is as follows:

Future minimum obligation under long term supply agreements as of December 31, 2006	$8,216,407,000

Add: Commitments outstanding for the purchase of property, plant and equipment*	$82,661,000
Add: Future minimum purchase commitment of raw materials and supplies*	$167,951,000
Purchase obligation outstanding as of December 31, 2006	$8,467,019,000

*	The information listed above has been disclosed in note 24 b) on page F-35.
Item 15. Controls and Procedures, page 71
2.	We note your disclosure that your chief executive officer and chief financial officer have concluded that “[your] disclosure controls and procedures are effective in ensuring that material information required to be disclosed in [your] annual report is recorded, processed, and summarized and reported to them for assessment and required disclosure is made within the time periods specified in the rules and forms of the Securities and Exchange Commission.” The language that is currently included after the words “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15( e).
The Staff’s comment is noted. The Company will revise its future filings to include the following language “Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures; as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.”
Consolidated Financial Statements, page F-l
- Consolidated Income Statements, page F-5
3.	We note from pages 40-41 that you classify your warranty reserves given to your customers in selling expenses rather than as a reduction of cost of revenue. Please revise your future filings to report these warranty charges as a component of cost of sales or tell us why you believe your current presentation is appropriate.
The Company respectfully considered the Staff’s comment. However, management believes that the warranty costs should be classified as part of selling expense as the warranty is provided in order to maintain a competitive sales position within the solar module industry as well as to promote the Company’s sales and build out a requisite level of product reliability with customers. Most participants in this industry generally provide a warranty, as such, the Company believes it must also in order to attract and maintain its customer base. Therefore, the decision was a “sales” as opposed to a “production” decision. Such warranty reserves do not relate to the Company’s cost of revenues. As a result, the Company believes that it has appropriately presented warranty reserves provided to its customers in selling expenses in its financial statements.
Notes to Consolidated Financial Statements, page F-9
Note 2. Summary of Principal Accounting Policies, page F-10
- (f) Inventories, page F-11
4.	We note that you changed to standard cost for your work-in-progress and finished goods inventory valuation instead of average cost in May 2006 and that you consider standard cost a preferred methodology. Consistent with Statement 4 of Chapter Four of ARB 43, you may only use standard costs if they “reasonably approximate costs computed under one of the recognized bases” of inventory accounting. If this is true, then please tell us and revise this note in future filings to disclose the relationship between your standard costs and a recognized basis of accounting. For example, if true you could disclose that standard costs approximate actual costs determined on the first-in first-out basis. Otherwise, you should revise your accounting to use a recognized basis of accounting for your inventory.
The Company respectfully confirms to the Staff that standard cost approximates actual cost determined on a weighted average basis. The Company also advises the Staff that the inventory balance is adjusted to a figure which approximates the actual cost by allocating the variances monthly. The Company will revise its future filings to add this disclosure in response to the Staff’s comment.
5.	Not withstanding the comment above, we note that you determined that it was impracticable to calculate the cumulative effect of applying the change to prior periods and that you applied standard cost “as if the change was made prospectively as of the earliest date practicable.” Please tell us and revise this note in future filings to explain why you determined that it was impracticable to calculate the cumulative effect of applying the change to standard costing to prior periods. Refer to the guidance in paragraphs 9 and 11 of SFAS 154.
The Company respectfully advises the Staff that it was impracticable to calculate the cumulative effect of applying the change from average weighted cost to standard cost for the prior periods before SAP was implemented in May of 2006 from the efficiency point of view. To quantify the effect, the Company would have had to assume that the standard costing method being applied at the inception date of adopting the average weighted cost, requiring the Company to (1) set standard costs for scores of different categories of raw material, work in process and finished goods inventories; (2) record variances for all differences between actual costs and standard costs; and (3) allocate the variances to inventory and cost of sales for each month end. At the time of the change with regard to circumstances that existed on the date at which those amounts would be recognized, measured, or disclosed under retrospective application, sufficient objective historic data was not available. However, management also does not believe the impact on periods prior to the change would have been material based on the analysis that was performed to apply the new methodology prospectively.
6.	We note that you record your inventory at the lower of cost or market. Please tell us and revise this note in future filings to explain how you determine the market value for your inventory, including any silicon scrap that you may hold.
The Company respectfully advises the Staff that the market values of finished goods such as PV cells and modules are based on the latest selling prices of identical categories of inventories less estimated selling expenses; the market values of raw materials are based on the latest quoted price of identical or analogous materials; and the market value of work in process is based on the latest selling price of finished goods less estimated additional processing cost and selling expenses.
The Company further advises the Staff that the market value of silicon scrap is based on the market value of qualified silicon material less the cost for processing the silicon scrap into qualified silicon material. Based on the Company’s prior experience and available quoted prices from the market, the actual recoverable amount of the silicon scrap was approximately 60% of the book value, and therefore, the Company wrote down approximately 40% of the book value of the silicon scrap. As of December 31, 2006, the book value of silicon scrap was approximately $4.6 million and related inventory written-down was approximately $1.9 million.
- (o) Revenue Recognition, page F-13
7.	We note that you recognize interest income on a time basis, by reference to the principal outstanding and at the applicable interest rate. Please tell us and revise this note in future filings to clearly state whether you recognize interest income using the effective interest rate method. If not, please explain to us in more detail the method that you utilize to recognize interest income citing the accounting literature relied upon.
The Company respectfully advises the Staff that the Company records interest income using the effective interest rate method and that the Company will revise future filings to indicate as such.
The Company further advises the Staff that the interest income has been included in other income. To avoid confusion, the Company will separate the accounting policy for interest income from revenue in future filings.
- (p) Buy/sell arrangements, page F-14
8.	We note that you have buy/sell arrangements with certain raw material vendors wherein you sell finished goods that are comprised of either solar cells or solar modules in exchange for the acquisition of the raw materials in the form of silicon wafers. You further state that you record the exchange of finished goods inventory items for raw material silicon wafers at fair value. Please tell us and revise this note in future filings to explain in more detail the nature of your buy/sell arrangements with these raw material vendors and how you are accounting for these agreements. Within your discussion, please explain how you determine the fair value of your finished goods and the raw materials silicon wafers that are exchanged. Cite the accounting literature relied upon and how you applied this literature to your situation.
The Company respectfully advises the Staff that as the Company was operating in an environment of tight silicon and silicon wafer supplies, especially in the first half of 2006, and, in addition, the Company had some idle capacity in early 2006 and in order to fully utilize its capacity, the Company adopted buy/sell arrangements under which the Company obtained silicon wafers supplies from certain customers, and sold those customers PV cells or modules based on the volume of finished goods that could be produced with the amount of wafers they supplied. The buy/sell manufacturing arrangements covered both overseas customers and domestic customers. Some customers (mainly the domestic customers who had buy/sell arrangements with the Company), provided silicon wafer and got PV cells, then processed the PV cells obtained from the

Company into PV modules, while other customers (mainly the overseas customers who had buy/sell arrangement with the Company) provided silicon wafers and got PV modules from the Company. The wafer supply contracts and PV cell or modules sales contracts were negotiated and signed separately. The return ratio of purchased material vs. the sold products is NOT one-to-one. The PV modules could be less in volume than the wafers supplied and sometimes they could be more than what had been supplied. The sales were based on the actual demand and the actual volume that the Company could reserve for a specific vendor. The payments the Company made for the wafers and the payments customers made for the PV modules/cells were settled separately both by real monetary transactions, but any change in the price of the wafers would lead to corresponding adjustment in the price of PV modules/cells.
The Company also respectfully advices the Staff that the Company has not entered into any buy/sell arrangements since January 1, 2007.
Emerging Issues Task Force (EITF) Issue 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, provides guidance on how the purchase and sale of inventory with the same counterparty should be reflected in an entity’s financial statements. The Issue discusses two issues: (1) the circumstances under which two or more inventory purchase and sales transaction with the same counterparty should be viewed as a single exchange transaction within the scope of Opinion 29, and (2) whether there are circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value.
Issue No. 1 concluded that in most buy/sell transactions, the inventory being transferred should be transferred at carrying value. The primary basis for such a conclusion is that the transfers (sales) are to facilitate a market for the inventory items as opposed to the completion of a revenue cycle (i.e., entities in the same line of business often work together to exchange similar inventory items in facilitate sales to customers and not as the culmination of an earnings process). The Issue outlines four types of basic indicators of contemplated simultaneous buy/sell arrangements (none of which are relevant for our analysis herein).
Issue No. 2 concludes that in most of these buy/sell arrangements the inventory being transferred (sold) should be recorded at the carrying value of the seller since these transactions do not result in the culmination of an earnings process. The Issue does, however, indicate that in situations wherein the inventory item being sold represents the finished goods of the seller that those sales should be recorded at their fair value (i.e., market or list prices of the seller) with normal profit margins on the sales.
Issue 04-13 also requires that buy/sell arrangements that are transacted at the seller’s fair value should be disclosed in their aggregate values in the notes to the financial statements.

Since the Company sells its finished goods inventory items in its buy/sell arrangements (sells finished goods solar cells and purchases raw materials silicon wafers), Issue 04-13 requires that the Company only disclose the gross values of the purchases and sales under these buy/sell arrangements.
The Company further advises the Staff that there is an open market for the wafer, PV cells or modules, the fair values of finished goods and raw material silicon wafers were determined based on their applicable selling values under arms-length transactions.
9.	As a related matter, please tell us and revise future filings to disclose whether you account for these arrangements on a gross or net basis citing the applicable literature relied on.
The Company respectfully advises the Staff that the Company accounts for buy/sell arrangements on a gross basis according to EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent”. The buy/sell arrangements satisfied all the indicators of gross reporting, which include:
1.	The Company is the primary obligor in the arrangement;

2.	The Company has general inventory risk (before the customer order is placed or upon customer return)

3.	The Company has latitude in establishing price;

4.	The Company changes the product or performs part of the service;

5.	The Company has discretion in supplier selection;

6.	The Company is involved in the determination of product or service specifications;

7.	The Company has physical loss inventory risk (after the customer order or during shipping); and

8.	The Company has credit risk.
Note 3. Acquisitions, page F-19
10.	We note that you allocated $41.5 million of the MSK Corporation purchase price to trade names. Please tell us how you determined that the trade names are indefinite-lived assets in accordance with paragraph 11 of SFAS 142.

The Company allocated $41.5 million of MSK Corporation purchase price to trade names at the acquisition date based on the following facts in accordance with paragraph 11 of SFAS 142:
1.	The Company plans to use the trade name of the acquiree, MSK Corporation, for an indefinite period of time.

2.	The trade name of the acquiree, MSK Corporation, can be used independently of other assets as long as the company exists and is not affected by the life of other assets

3.	No legal, regulatory, or contractual provisions that may limit the useful life of the trade name existed.

4.	The costs for renewal or extension of the legal life of the trade name were not material.

5.	As the trade name was not a particular trademark of a specific product or a product line, the effects of obsolescence, demand, competition, and other economic factors were considered minimal

6.	The level of maintenance expenditures required to obtain the expected future cash flows from the trade name are not considered excessive, because selling, marketing, general, administrative expenses (excluding depreciation and amortization) of MSK Corporation, was 3-5% of the MSK’s revenue.
Based on the facts above, the useful life of the trade name for MSK Corporation was considered to be indefinite as all MSK products, inclusive of the PV product manufactured and MSK’s specialization in the building-integrated photovoltaic (BIPV) products are considered a growth platform in Japan as well as in expansion in the USA and Europe..
11.	We note that the excess of the purchase price over the net assets acquired in this transaction resulted in goodwill of approximately $29.4 million. Please revise this note in future filings to discuss the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51 (b) of SFAS 141.

The Staff’s comment is noted. In accordance with SFAS 141 paragraph 51 (b), the Company will disclose the primary reason for the MSK acquisition (to gain entry into the PV product manufactured and MSK’s specialization in building-integrated photovoltaic (BIPV) products) and allocate the purchase price to tangible assets, intangible assets, and other acquisition costs. The excess purchase price over the fair values was recorded as goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by management. In performing the purchase price allocation, the Company considered, among other factors, its intention for future use of the acquired assets, analyses of historical financial performance, and estimates of future performance of MSK’s products. Since the Company acquired MSK for the advantage of MSK’s nationwide sales and marketing platform in Japan, there is an expectation to leverage and to grow market share. A significant amount of residual enterprise revenue implies there will also be new customer revenue. Therefore, the significant amount of goodwill resulted from the Company’s projected earnings, as well as both enterprise revenue and existing customer revenue, along with the data used to estimate customer attrition as of the valuation date. The fair values of each intangible were estimated using different methods as set out in note 3. The Company will revise this note in future filings to discuss the factors that contributed to the purchase price that resulted in recognition of a significant amount of goodwill.
12.	Please revise this note in future filings to include the disclosures required by paragraphs 54-55 of SFAS 141 related to this acquisition.

The staff comment is acknowledged and the Company will revise its future filings to include the proposed disclosures under paragraphs 54-55.
Note 10. Long-term prepayments, page F-22
13. We note from your disclosure here and on page F-30 that you utilize the Black-Scholes option pricing model to determine the fair value of warrants and stock options. Please revise in future filings this note, your disclosure on page F-30, and critical accounting policies in MD&A to explain how you determined the assumptions utilized in these models including expected volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.
The Staff’s comment is noted. We will revise in future filings our disclosures within footnote 20 of the F-pages (Share Options and Non Vested Shares) to include guidance under paragraphs A240-242 of SFAS 123(R) and SAB Topic 14. The Company will also add the following under Critical Accounting Policies in future filings:
Accounting for Supplier Warrants
In July 2006, the Company issued warrants to purchase 7,359,636 ordinary shares to a supplier as part of a long term “take or pay” arrangement. The fair value of the warrants was approximately $111.8 million at the date of grant, estimated using the Black-Scholes-Merton option pricing formula. Determining the fair value of the warrant charge requires input of highly subjective assumptions, including the expected contractual life of the award and the price volatility of the underlying shares. The assumptions used in calculating the fair value of the warrants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.
14. Further to the above, we note that you reference a third party specialist related to the determination of the fair value of the ordinary shares purchase warrant. While in future filings management may elect to take full responsibility for valuing the instrument, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next Form 20-F, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 20-F by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.
The Staff’s comment is noted and a 3rd party valuation specialist was used, however, management took full responsibility for valuing the instrument. In the future, if the Company refers to any expert, it will name the independent valuation firm and include the consent from the independent valuation firm as an exhibit to a registration statement and will also incorporate in future Form 20-F’s.
15. We note that the fair value of the compensation cost of the warrant will start to be amortized in 2007 over the life of the supply contract. Please provide us with your analysis as to why you should not discuss and quantify this known trend under “Management’s Discussion and Analysis.”
The Staff’s comment is noted.
The Company advises the Staff that the fair value of the compensation cost will be amortized over the life of the supply contract, which is 10 years, in accordance with the actual delivery volume over the total contracted delivery volume. The Company respectfully advises the Staff that it has omitted the analysis on this known trend, as no delivery volume occurred for the year ended December 31, 2006, but will discuss and quantify this known trend under “Management’s Discussion and Analysis” in future filings.
16.	Please file the warrant to purchase 7,359,636 of your ordinary shares as an exhibit to your next available filing.

The Staff’s comment is noted. The Company will file the warrant as an exhibit to its next available filing.
Footnote 11. Long-Term Loan to a Supplier, page F-22

17. We note the interest-free loan in the aggregate amount of $625 million that you are contractually obligated to make to your supplier MEMC Electronic Materials, Inc. With regard to this arrangement:
•	please provide us with your analysis as to why you have not disclosed in an appropriate section of Part I of your filing the material aspects of this arrangement and described any related material risks;

The Company respectfully advises the Staff that it has disclosed in the Risk Factors section the material risks related to the interest-free loan and in future filings it will discuss the material aspects of this arrangement in an appropriate section of Part I of its filing. See the following two risk factors on page 10 and 12, respectively, for the disclosure on the material risks of the loans:

“Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fixed-priced arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our revenue and profitability. .... Moreover, since some of our supply contracts may require pre-payment of a substantial portion of the contract price or require us to provide interest free loans or equity-based incentives, we may not be able to recover such pre-payments, interest free loans or equity-based incentives and would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts.”

“Our dependence on a limited number of suppliers for a substantial portion of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share. To develop or secure our relationships with these suppliers, we may extend interest-free loans or make prepayments to them, or grant them warrants or other rights to purchase our ordinary shares, which could increase our costs or expenses.”

•	please provide us with your analysis as to why you have not disclosed this loan commitment under “Liquidity and Capital Resources,” including the timing and amounts of your funding obligations, and indicated what resources you will use to fund those obligations; and

The Company respectfully advises the Staff that it has disclosed this loan commitment under “Liquidity and Capital Resources — Operating Activities.” “The net cash decrease is also due to an interest free loan to one of our suppliers.” The Company will revise its future filings to disclose this loan commitment under “Tabular Disclosure on Contractual Obligations” for the timing and amounts and the Company’s intention to fund these obligations from the operating cash generated from its normal business operation.

•	Please tell us where you have reflected this contractual obligation under “Tabular Disclosure on Contractual Obligations” on page 53.

The Company respectfully advises the Staff that it mistakenly omitted the contractual obligation information from the “Tabular Disclosure on Contractual Obligations”. The Company will revise its future filings to include this contractual obligation in the table.
Exhibits
18. We note that Exhibit 99.1 to your Form 6-K filed on November 15, 2007 states “[o]ur recent long term silicon contracts with Asia Silicon, Nitol Solar, ReneSola and a major Korean conglomerate mark a major turning point for Suntech’s silicon supply environment as they will both enhance out margins and expand our volume.” Please tell us why you have not filed those agreements as exhibits to your filings. Include in your response an analysis as to why your business is not substantially dependent upon these agreements.
The Company respectfully advises the Staff that each of the long term silicon contracts with Asia Silicon, Nitol Solar, Rene Solar and the major Korean conglomerate is one of many supply agreements that the Company has entered into in its ordinary course of business to procure silicon wafer raw materials from its suppliers. These long-term silicon contracts “mark a major turning point for Suntech’s silicon supply” is meant to refer to these agreements in the aggregate, and that the Company is not materially dependent on any one of the named agreements. The Company estimates that the amount of silicon wafers it will procure in accordance to any one of the above agreements would constitute less than 4% of the total amount of silicon wafers the Company would need each year for the next two years, respectively, assuming that the Company’s needs for silicon wafers remain at the present level in future years. However, as the Company expects to continue expanding its production, it estimates that the amount of silicon wafers secured by this agreement would constitute an even smaller percentage of the total amount of silicon wafers the Company would need in the future. Therefore, the Company has concluded that its business is not substantially dependent on these agreements and that these agreements do not need to be filed.
Exhibits 12.1 and 12.2
19.	We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Instruction 12 to the Exhibits of Form 20-F. Specifically, we note that you improperly include the title of the certifying official in the introduction of your certification and that you changed some punctuation, grammar, and capitalization in each Item. Please revise your certifications in future filings to conform to the exact wording required by Instruction 12 to the Exhibits of Form 20-F.

The Staff’s comment is noted. The Company will revise its certifications in future filings to conform to the exact wording required by Instruction 12 to the Exhibits of Form 20-F.

In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934;

•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to its filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-510-8531-8918.

Sincerely,

/s/ Amy Yi Zhang
Amy Yi Zhang
Chief Financial Officer